July 12, 2024

David Hung, M.D.
President and Chief Executive Officer
Nuvation Bio Inc.
1500 Broadway, Suite 1401
New York, NY 10036

       Re: Nuvation Bio Inc.
           Revised Preliminary Proxy Statement on Schedule 14A Filed May 24,
2024
           Response Dated June 18, 2024
           File No. 001-39351
Dear David Hung M.D.:

       We have reviewed your June 18, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

Revised Preliminary Proxy Statement Filed May 24, 2024
Proposal 4 - Conversion of Series A Preferred Stock to Class A Stock Background of the Merger, page 39

1. We note your response to prior comment 6, and we reissue the comment. Please revise your disclosures to present the discussions and negotiations concerning the terms of the convertible preferred stock, including the existence, size, and timing of the annual dividend that would become payable to preferred stockholders if the stockholders do not approve the Conversion Proposal.
 July 12, 2024
Page 2

       Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262 with any questions.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Melissa H. Boyd, Esq.